

By Electronic Mail

October 6, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Exchange-Traded Fund Trust II
        Issuer CIK: 0001378872
        Issuer File Number: 333-138490 / 811-21977
        Form Type: 8-A12B
        Filing Date: October 6, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Invesco Alerian Galaxy Crypto Economy ETF (SATO)
- Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF (BLKC)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst